SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nesco Holdings, Inc.

(Name of Issuer)

Common Stock, par value

$0.0001 per share

(Title of Class of Securities)

64083J104

(CUSIP Number)

John Holland

Platinum Equity Advisors, LLC

360 North Crescent Drive, South Building

Beverly Hills, CA 90210

(310) 712-1850

Copies to:

Gary J. Simon

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, New York 10004

(212) 837-6000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 3, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS Platinum Equity Capital Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,298,418[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,298,418 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1.

As of the date hereof, the Reporting Person owns no shares of common stock, par value $0.0001 per share (“Shares”), of the Issuer (as defined below). However, as a result of certain affiliates of Energy Capital Partners (“ECP”) and Capitol Acquisition Management IV, LLC and Capitol Acquisition Founder IV, LLC (together, “Capitol” and together with ECP, the “Supporting Stockholders”) and PE One Source Holdings, LLC (“PE One Source”) entering into the Voting and Support Agreement (the “Voting Agreement”) with respect to 34,298,418 Shares beneficially owned by such Supporting Stockholders (collectively, the “Voting Agreement Shares”), pursuant to the terms of the Voting Agreement, the Reporting Person may be deemed to have shared power to vote such Shares and beneficial ownership thereof pursuant to Rule 13d-3 (“Rule 13d-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the matters covered by the Voting Agreement. Pursuant to Rule 13d-4 (“Rule 13d-4”) under the Exchange Act, the Reporting Person disclaims all such beneficial ownership.

2.

Calculation of percentage based on 49,156,753 Shares issued and outstanding as of December 1, 2020, as represented to the Reporting Person by the Issuer pursuant to the Investment Agreement (as defined below).

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS Platinum Equity Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,298,418[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,298,418 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

3.

As of the date hereof, the Reporting Person owns no Shares of the Issuer. However, as a result of the Supporting Stockholders and PE One Source entering into the Voting Agreement with respect to the Voting Agreement Shares, pursuant to the terms of the Voting Agreement, the Reporting Person may be deemed to have shared power to vote such Shares and beneficial ownership thereof pursuant to Rule 13d-3 under the Exchange Act with respect to the matters covered by the Voting Agreement. Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims all such beneficial ownership.

4.	Calculation of percentage based on 49,156,753 Shares issued and outstanding as of December 1, 2020, as represented to the Reporting Person by the Issuer pursuant to the Investment Agreement.

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS Platinum Equity Partners V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,298,418[5]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,298,418 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8[6]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

5.

As of the date hereof, the Reporting Person owns no Shares of the Issuer. However, as a result of the Supporting Stockholders and PE One Source entering into the Voting Agreement with respect to the Voting Agreement Shares, pursuant to the terms of the Voting Agreement, the Reporting Person may be deemed to have shared power to vote such Shares and beneficial ownership thereof pursuant to Rule 13d-3 under the Exchange Act with respect to the matters covered by the Voting Agreement. Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims all such beneficial ownership.

6.	Calculation of percentage based on 49,156,753 Shares issued and outstanding as of December 1, 2020, as represented to the Reporting Person by the Issuer pursuant to the Investment Agreement.

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS Platinum Equity Investment Holdings V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,298,418[7]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,298,418 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8[8]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

7.

As of the date hereof, the Reporting Person owns no Shares of the Issuer. However, as a result of the Supporting Stockholders and PE One Source entering into the Voting Agreement with respect to the Voting Agreement Shares, pursuant to the terms of the Voting Agreement, the Reporting Person may be deemed to have shared power to vote such Shares and beneficial ownership thereof pursuant to Rule 13d-3 under the Exchange Act with respect to the matters covered by the Voting Agreement. Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims all such beneficial ownership.

8.	Calculation of percentage based on 49,156,753 Shares issued and outstanding as of December 1, 2020, as represented to the Reporting Person by the Issuer pursuant to the Investment Agreement.

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS Platinum Equity Investment Holdings V Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,298,418[9]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,298,418 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8[10]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

9.

As of the date hereof, the Reporting Person owns no Shares of the Issuer. However, as a result of the Supporting Stockholders and PE One Source entering into the Voting Agreement with respect to the Voting Agreement Shares, pursuant to the terms of the Voting Agreement, the Reporting Person may be deemed to have shared power to vote such Shares and beneficial ownership thereof pursuant to Rule 13d-3 under the Exchange Act with respect to the matters covered by the Voting Agreement. Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims all such beneficial ownership.

10.	Calculation of percentage based on 49,156,753 Shares issued and outstanding as of December 1, 2020, as represented to the Reporting Person by the Issuer pursuant to the Investment Agreement.

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS Platinum Equity InvestCo, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,298,418[11]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,298,418 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8[12]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

11.

As of the date hereof, the Reporting Person owns no Shares of the Issuer. However, as a result of the Supporting Stockholders and PE One Source entering into the Voting Agreement with respect to the Voting Agreement Shares, pursuant to the terms of the Voting Agreement, the Reporting Person may be deemed to have shared power to vote such Shares and beneficial ownership thereof pursuant to Rule 13d-3 under the Exchange Act with respect to the matters covered by the Voting Agreement. Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims all such beneficial ownership.

12.	Calculation of percentage based on 49,156,753 Shares issued and outstanding as of December 1, 2020, as represented to the Reporting Person by the Issuer pursuant to the Investment Agreement.

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS Platinum InvestCo (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,298,418[13]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,298,418 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8[14]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

13.

As of the date hereof, the Reporting Person owns no Shares of the Issuer. However, as a result of the Supporting Stockholders and PE One Source entering into the Voting Agreement with respect to the Voting Agreement Shares, pursuant to the terms of the Voting Agreement, the Reporting Person may be deemed to have shared power to vote such Shares and beneficial ownership thereof pursuant to Rule 13d-3 under the Exchange Act with respect to the matters covered by the Voting Agreement. Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims all such beneficial ownership.

14.	Calculation of percentage based on 49,156,753 Shares issued and outstanding as of December 1, 2020, as represented to the Reporting Person by the Issuer pursuant to the Investment Agreement.

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS Platinum Equity Investment Holdings IC (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,298,418[15]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,298,418 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8[16]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

15.

As of the date hereof, the Reporting Person owns no Shares of the Issuer. However, as a result of the Supporting Stockholders and PE One Source entering into the Voting Agreement with respect to the Voting Agreement Shares, pursuant to the terms of the Voting Agreement, the Reporting Person may be deemed to have shared power to vote such Shares and beneficial ownership thereof pursuant to Rule 13d-3 under the Exchange Act with respect to the matters covered by the Voting Agreement. Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims all such beneficial ownership.

16.	Calculation of percentage based on 49,156,753 Shares issued and outstanding as of December 1, 2020, as represented to the Reporting Person by the Issuer pursuant to the Investment Agreement.

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS Platinum Equity Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,298,418[17]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,298,418 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8[18]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

17.

As of the date hereof, the Reporting Person owns no Shares of the Issuer. However, as a result of the Supporting Stockholders and PE One Source entering into the Voting Agreement with respect to the Voting Agreement Shares, pursuant to the terms of the Voting Agreement, the Reporting Person may be deemed to have shared power to vote such Shares and beneficial ownership thereof pursuant to Rule 13d-3 under the Exchange Act with respect to the matters covered by the Voting Agreement. Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims all such beneficial ownership.

18.	Calculation of percentage based on 49,156,753 Shares issued and outstanding as of December 1, 2020, as represented to the Reporting Person by the Issuer pursuant to the Investment Agreement.

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS Platinum Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,298,418[19]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,298,418 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8[20]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

19.

As of the date hereof, the Reporting Person owns no Shares of the Issuer. However, as a result of the Supporting Stockholders and PE One Source entering into the Voting Agreement with respect to the Voting Agreement Shares, pursuant to the terms of the Voting Agreement, the Reporting Person may be deemed to have shared power to vote such Shares and beneficial ownership thereof pursuant to Rule 13d-3 under the Exchange Act with respect to the matters covered by the Voting Agreement. Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims all such beneficial ownership.

20.	Calculation of percentage based on 49,156,753 Shares issued and outstanding as of December 1, 2020, as represented to the Reporting Person by the Issuer pursuant to the Investment Agreement.

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS Tom Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,298,418[21]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,298,418 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8[22]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

21.

As of the date hereof, the Reporting Person owns no Shares of the Issuer. However, as a result of the Supporting Stockholders and PE One Source entering into the Voting Agreement with respect to the Voting Agreement Shares, pursuant to the terms of the Voting Agreement, the Reporting Person may be deemed to have shared power to vote such Shares and beneficial ownership thereof pursuant to Rule 13d-3 under the Exchange Act with respect to the matters covered by the Voting Agreement. Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims all such beneficial ownership.

22.	Calculation of percentage based on 49,156,753 Shares issued and outstanding as of December 1, 2020, as represented to the Reporting Person by the Issuer pursuant to the Investment Agreement.

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS PE One Source Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,298,418[23]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,298,418 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8[24]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

23.

As of the date hereof, the Reporting Person owns no Shares of the Issuer. However, as a result of the Supporting Stockholders and the Reporting Person entering into the Voting Agreement with respect to the Voting Agreement Shares, pursuant to the terms of the Voting Agreement, the Reporting Person may be deemed to have shared power to vote such Shares and beneficial ownership thereof pursuant to Rule 13d-3 under the Exchange Act with respect to the matters covered by the Voting Agreement. Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims all such beneficial ownership.

24.	Calculation of percentage based on 49,156,753 Shares issued and outstanding as of December 1, 2020, as represented to the Reporting Person by the Issuer pursuant to the Investment Agreement.

Item 1. Security and Issuer

This statement on Schedule 13D relates to shares of common stock, par value $0.0001 per share (the “Shares”), of Nesco Holdings, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 6714 Pointe Inverness Way, Suite 220, Fort Wayne, IN 46804.

Item 2. Identity and Background

This statement is being filed by each of: (i) Platinum Equity Capital Partners V, L.P., a Delaware limited partnership (“PECP V”), (ii) Platinum Equity Partners V, L.P., a Delaware limited partnership (“PEP V LP”), (iii) Platinum Equity Partners V, LLC, a Delaware limited liability company (“PEP V LLC”), (iv) Platinum Equity Investment Holdings V, LLC, a Delaware limited liability company (“PEIH V”), (v) Platinum Equity Investment Holdings V Manager, LLC, a Delaware limited liability company (“PEIH V Manager”), (vi) Platinum Equity InvestCo, L.P., a Cayman Islands limited partnership (“PEIC LP”), (vii) Platinum InvestCo (Cayman), LLC, a Cayman Islands limited liability company (“PIC LLC”), (viii) Platinum Equity Investment Holdings IC (Cayman), LLC, a Delaware limited liability company (“PEIH IC LLC”), (ix) Platinum Equity Investment Holdings, LLC, a Delaware limited liability company (“Platinum Holdings”), (x) Platinum Equity, LLC, a Delaware limited liability company (“Platinum Equity”), (xi) Tom Gores, an individual and citizen of the United States, and (xii) PE One Source Holdings, LLC, a Delaware limited liability company (“PE One Source”) (each person or entity listed in clauses (i)-(xii), a “Reporting Person” and, collectively, the “Reporting Persons”). The address of the principal place of business and principal office of each Reporting Person is 360 North Crescent Drive, South Building, Beverly Hills, California 90210.

The Reporting Persons listed in clauses (i)-(x) above are principally engaged in the business of investments in securities. The principal business of PE One Source is to act as holding company in connection with the transactions described below. PECP V holds a majority of the outstanding equity in PE One Source and accordingly, may be deemed to beneficially own the Shares beneficially owned by PE One Source. PEP V LP is the general partner of PECP V and accordingly, may be deemed to beneficially own the Shares beneficially owned by PECP V. PEP V LLC is the general partner of PEP V LP and accordingly, may be deemed to beneficially own the Shares beneficially owned by PEP V LP. PEIH V holds all of the outstanding equity in PEP V LLC and accordingly, may be deemed to beneficially own the Shares beneficially owned by PEP V LLC. PEIH V Manager is the sole manager of PEIH V and accordingly, may be deemed to beneficially own the Shares beneficially owned by PEIH V. PEIC LP holds all of the outstanding equity in PEIH V and accordingly, may be deemed to beneficially own the Shares beneficially owned by PEIH V. PIC LLC holds a controlling interest in PEIC LP and accordingly, may be deemed to beneficially own the Shares beneficially owned by PEIC LP. PEIH IC LLC is the general partner of PEIC LP and accordingly, may be deemed to beneficially own the Shares beneficially owned by PEIC LP. Platinum Holdings is the sole member of PEIH IC LLC and accordingly, may be deemed to beneficially own the Shares beneficially owned by PEIH IC LLC. Platinum Equity is the sole member of Platinum Holdings, and PEIH V Manager and accordingly, may be deemed to beneficially own the Shares beneficially owned by each of Platinum Holdings and PEIH V Manager. Platinum Equity and Tom Gores, together, hold a controlling interest in PIC LLC and may be deemed to beneficially owned the Shares beneficially owned by PIC LLC. Tom Gores is the Chairman and Chief Executive Officer of Platinum Equity and accordingly, may be deemed to beneficially own the Shares beneficially owned by Platinum Equity. Mr. Gores disclaims beneficial ownership of all the Shares held by each of the entities listed above with respect to which he does not have a pecuniary interest.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is filed as Exhibit 3 hereto.

None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Purchase Agreement

On December 3, 2020, the Issuer and Nesco Holdings II, Inc., a subsidiary of the Issuer (“Buyer”) entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with certain affiliates of The Blackstone Group (“Blackstone”) and other direct and indirect equity holders (collectively, “Sellers”) of Custom Truck One Source, L.P. (“CTOS”), Blackstone Capital Partners VI-NQ L.P. (“Sellers’ Representative”) and, solely with respect to Section 9.04 of the Purchase Agreement, PE One Source, an affiliate of Platinum Equity, pursuant to which Buyer has agreed to acquire 100% of the partnership interests of CTOS (collectively, the “Acquisition”).

Common Stock Purchase Agreement

On December 3, 2020, the Issuer also entered into a Common Stock Purchase Agreement (the “Investment Agreement”) with PE One Source, an affiliate of Platinum Equity, relating to the issuance and sale (the “Subscription”) to PE One Source of (i) Shares, for an aggregate purchase price in the range of $700 million to $763 million, with the specific amount to be calculated in accordance with the Investment Agreement based upon the total equity funding required to fund the consideration to be paid pursuant to the terms of the Purchase Agreement, and (ii) additional Shares for an aggregate purchase price of not more than $100 million, if necessary, in connection with the Supplemental Equity Financing (as defined below). The Shares issued and sold to PE One Source will have a purchase price of $5.00 per share. Promptly following the execution of the Investment Agreement and subject to the terms thereof, the Issuer has agreed to use its reasonable best efforts to sell Shares in (i) a private placement, (ii) a registered public offering and/or (iii) a rights offering to its stockholders, in each case for the aggregate amount of up to $200 million (the “Supplemental Equity Financing”). The proceeds of the Subscription and the Supplemental Equity Financing will be used to pay a portion of the purchase price in the Acquisition and other fees and expenses.

Conditions to the Subscription

The closing of the Subscription (the “Subscription Closing”) is subject to the approval of (i) the issuance of Shares in connection with the Subscription and the Supplemental Equity Financing for purposes of applicable New York Stock Exchange rules, by the holders of a majority of the total votes cast at a meeting of the stockholders of the Issuer and (ii) the amendment and restatement of the Issuer’s certificate of incorporation (the “Amended Charter”), by the holders of a majority of the outstanding Shares at a meeting of the stockholders of the Issuer (collectively, the “Stockholder Approval”). The Issuer has agreed to seek the Stockholder Approval at a special meeting of stockholders to be held as promptly as reasonably practicable. In addition, the Subscription Closing is conditioned upon satisfaction or waiver of certain closing conditions, including, among others (a) the Issuer’s net debt at the Subscription Closing, calculated in accordance with the Investment Agreement, not exceeding $773 million, giving effect to certain of the estimated proceeds of the Supplemental Equity Financing, (b) the simultaneous consummation of the Acquisition Closing (as defined in the Investment Agreement) and the funding of the Debt Financing, (c) the absence of any governmental order restraining, enjoining or otherwise making illegal the consummation of the Subscription Closing, (d) the expiration or termination of the waiting period under the HSR Act applicable to the Subscription (separate and independent from the expiration or termination of the waiting period under the HSR Act applicable to the Acquisition), (e) the filing of the Amended Charter and (f) other customary closing conditions.

No Solicitation

Subject to certain exceptions, the Issuer has agreed not to (i) solicit, initiate, or knowingly facilitate or encourage the making of a proposal that constitutes, or is reasonably likely to result in the submission of an Acquisition Proposal (as defined in the Investment Agreement), (ii) enter into discussions or negotiations with any person regarding an Acquisition Proposal, (iii) furnish any non-public information with respect to the Issuer, its assets or business to any person for the purpose of evaluating a proposal for an Acquisition Proposal, or (iv) enter into any agreement with respect to an Acquisition Proposal.

Prior to obtaining the Stockholder Approval, to the extent failure to do so would reasonably be expected to result in a breach of applicable fiduciary duties and subject to certain notice and other conditions set forth in the Investment Agreement, the board of directors of the Issuer (the “Board”) may enter into discussions and negotiations with respect to an Acquisition Proposal that constitutes or would reasonably be expected to result in a Superior Proposal (as defined in the Investment Agreement), enter into discussions and negotiations with any person making such Acquisition Proposal and effect a Change of Recommendation (as defined in the Investment Agreement) with respect to a Superior Proposal. The Issuer has agreed to submit the transaction for Stockholder Approval, if requested by One Source, even if the Board has effected a Change of Recommendation.

Governance Matters

In connection with the Acquisition and the Subscription, the Issuer, PE One Source, affiliates of, or affiliated investment entities of, Blackstone, and the Supporting Stockholders (as defined below) intend to enter into an Amended and Restated Stockholders’ Agreement (the “Stockholders’ Agreement”). Under the Stockholders’ Agreement, PE One Source shall have the right to designate a majority in voting power of the board of directors of the Issuer, and each of Blackstone (collectively with such affiliates or affiliated investment entities), and the Supporting Stockholders shall have the right to designate one director. The Stockholders’ Agreement includes customary registration rights for the parties. In addition, in connection with the Acquisition and the Subscription, the Issuer intends to adopt the Amended Charter and amended and restated bylaws of the Issuer (the “Amended Bylaws”). The Amended Charter provides for, among other things, an increase in the number of authorized shares of Common Stock to facilitate the Subscription. The Amended Bylaws provide certain preferred director nomination and other control rights for PE One Source.

Termination Rights

Upon a termination of the Investment Agreement, under certain circumstances, the Issuer will be required to pay a termination fee to each of PE One Source and Sellers, in an aggregate amount of $15,250,000, payable one-half to PE One Source and one-half to Sellers. The termination fee is payable if the Investment Agreement is terminated by (i) PE One Source upon a Change of Recommendation, or (ii) either the Issuer or PE One Source, if the Stockholder Approval is not obtained at a stockholder meeting duly held for such purpose, in each case, provided that (x) prior to the meeting of the Issuer’s stockholders there is a Change of Recommendation with respect to a Superior Proposal, and (y) the Issuer enters into a definitive agreement with respect to such Superior Proposal within 12 months after the termination of the Investment Agreement. In addition, upon a termination of the Investment Agreement due to a failure to obtain Stockholder Approval under certain circumstances, the Issuer shall pay to each of PE One Source and Sellers their respective expenses up to $1,225,000 each, representing aggregate expense reimbursement of $2,450,000, which expense reimbursement would be credited against any termination fee subsequently paid by the Issuer.

In addition to the foregoing termination rights and other customary termination rights, either party may terminate the Investment Agreement if the Subscription Closing has not occurred on or before June 30, 2021 and such party’s breach was not the primary cause of the failure of the Subscription Closing to occur by such date.

Other Terms of the Transaction

The Issuer and PE One Source each made certain customary representations, warranties and covenants in the Investment Agreement, including, among others, covenants by the Issuer to use commercially reasonable efforts to conduct its business in all material respects in the ordinary course during the period prior to the Subscription Closing, subject to certain exceptions, including related to the COVID-19 pandemic. Further, each party has agreed to use its reasonable best efforts to obtain any necessary regulatory approvals, subject to certain limitations.

The foregoing description of the Investment Agreement the Stockholders’ Agreement and the Amended Bylaws is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference herein in its entirety in answer to this Item 4 and which includes the Stockholders’ Agreement and Amended Bylaws as exhibits.

Voting and Support Agreement

Concurrently with and as a condition to PE One Source entering into the Investment Agreement, certain affiliates of Energy Capital Partners (“ECP”), and Capitol Acquisition Management IV, LLC and Capitol Acquisition Founder IV, LLC (together, “Capitol” and together with ECP, the “Supporting Stockholders”), entered into a Voting and Support Agreement (the “Voting Agreement”) with PE One Source.

Among other things, the Voting Agreement provides that (i) the Supporting Stockholders will vote all shares of capital stock of the Issuer such Supporting Stockholder beneficially owns in favor of the transactions and against any alternative proposal, (ii) that each Supporting Stockholder will not transfer any shares owned or grant any proxies or powers of attorney with respect to any shares in contravention of the obligations under the Voting Agreement, and (iii) that each Supporting Stockholder grants an irrevocable proxy in favor of PE One Source to vote all shares of capital stock of the Issuer beneficially owned by such Supporting Stockholder in favor of the transactions. In the event of a Change of Recommendation (as defined in the Investment Agreement), the number of shares which the Supporting Stockholders shall be required to vote in favor of the transactions pursuant to the Voting Agreement shall be reduced pro rata amongst the Supporting Stockholders, such that the aggregate number of shares required to vote in favor of the transactions is equal to 39.0% of the total number of outstanding shares.

In addition, the Voting Agreement provides that each Supporting Stockholder will pay to each of PE One Source and Sellers 10% (or 20% in the aggregate) of such Supporting Stockholder’s Profit (as described below) in the event (i) the Investment Agreement is terminated in circumstances under which the Issuer is or may become obligated to pay each of PE One Source and Sellers a termination fee under the Investment Agreement and (ii) a definitive agreement is subsequently entered into with respect to a Superior Proposal (as defined in the Investment Agreement) within nine months of such termination of the Investment Agreement and such Superior Proposal is subsequently consummated. The “Profit” is defined as the excess (if any) of the value of the consideration received in such Superior Proposal (as determined pursuant to the Investment Agreement) over the value of the current transaction (measured as the volume weighted average price of the Shares for the 10 trading days following announcement of the current transaction).

The Voting Agreement further provides that during the period beginning upon the execution of the Voting Agreement and terminating on June 30, 2021 (the “Standstill Period”), the Supporting Stockholders shall not (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage any inquiries or the making of any proposal from a person or group of persons that may constitute an alternative transaction involving both the Issuer and CTOS, (ii) enter into or participate in any discussions or negotiations with any person or group of persons regarding an alternative transaction involving both the Issuer and CTOS, (iii) provide any non-public information relating to CTOS or afford access to the assets, business, properties, books or records of CTOS to any person, for the purpose of such person using such information to evaluate a proposal for an alternative transaction involving both the Issuer and CTOS, or (iv) enter into or approve an alternative transaction involving the Issuer and CTOS or any agreement, arrangement or understanding with respect thereto. Except with respect to the obligation to pay a percentage of the Profits to each of PE One Source and Sellers, the Voting Agreement terminates on the earlier of the mutual agreement of the parties, the consummation of the Subscription Closing and the closing of the Acquisition and the date that the Investment Agreement has been terminated.

The foregoing description of the Voting Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated by reference herein in its entirety in answer to this Item 4.

Item 5. Interest in Securities of the Issuer

(a)

As of the date hereof, none of the Reporting Persons owns any Shares. For purposes of Rule 13d-3 under the Exchange Act, however, as a result of the Voting Agreement, the Reporting Persons may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, the 34,298,418 Shares that are beneficially owned by the Supporting Stockholders. The 34,298,418 Shares over which each Reporting Person may be deemed to have shared voting power representing approximately 69.8% of the outstanding Shares. Notwithstanding the preceding, the Reporting Persons hereby disclaim beneficial ownership of all such Shares that are the subject of the Voting Agreement and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of any such Shares that are the subject of the Voting Agreement and covered by this Schedule 13D.

(b)	See response (a) above.

(c)

Except as described in this Schedule 13D, there have been no transactions in the Shares effected by the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any person listed on Schedule A hereto, during the last 60 days.

(d)

Other than the parties to the Voting Agreement, to the best of the Reporting Persons’ knowledge, neither any Reporting Person nor any person listed on Schedule A hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Investment Agreement and the Voting Agreement described above, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person, or any Reporting Person subsidiary or any person listed on Schedule A hereto, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Common Stock Purchase Agreement by and between Nesco Holdings, Inc. and PE One Source Holdings, LLC, dated as of December 3, 2020 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Nesco Holdings, Inc. on December 4, 2020).

2	Voting and Support Agreement by and between PE One Source Holdings, LLC and certain stockholders of Nesco Holdings, Inc., dated as of December 3, 2020 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Nesco Holdings, Inc. on December 4, 2020).

3	Joint Filing Agreement pursuant to Rule 13d-1(k).

4	Power of Attorney of Tom Gores (incorporated by reference to Exhibit 24.1 to the Form 3 filed by Tom Gores on October 19, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2020

PLATINUM EQUITY CAPITAL PARTNERS V, L.P.

By:	Platinum Equity Partners V, L.P.
Its:	General Partner

By:	Platinum Equity Partners V, LLC
Its:	General Partner

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY PARTNERS V, L.P.

By:	Platinum Equity Partners V, LLC
Its:	General Partner

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY PARTNERS V, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS V, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS V MANAGER, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTCO, L.P.

By:	Platinum Equity Investment Holdings IC (Cayman), LLC
Its:	General Partner

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President

PLATINUM EQUITY INVESTMENT HOLDINGS IC (CAYMAN), LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President

PLATINUM INVESTCO (CAYMAN), LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President

PLATINUM EQUITY INVESTMENT HOLDINGS, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

TOM GORES

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Attorney-in-Fact

PE ONE SOURCE HOLDINGS, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

SCHEDULE A

The name and present principal occupation or employment of each of the executive officers and directors of PE One Source Holdings, LLC are set forth below. The address of the principal place of business and principal office of each person listed below is 360 North Crescent Drive, South Building, Beverly Hills, California 90210. Each person listed below is a citizen of the United States.

Name	Present Principal Occupation or Employment

Mary Ann Sigler	President and Treasurer

Eva Kalawski	Vice President and Assistant Secretary